Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

November 18, 2011

Deutsche Börse AG and NYSE Euronext confirm submission of remedy proposal

New York, Frankfurt, November 18, 2011 -- NYSE Euronext (NYSE:NYX) and Deutsche Börse AG (XETRA: DB1) today confirm that they have submitted a remedy proposal to the European Commission’s Directorate-General for Competition (DG Competition). The proposed remedies are designed to address the remaining concerns of DG Competition in derivatives trading and clearing while preserving the compelling industrial logic of the transaction. The remedy proposal aims at eliminating the existing overlap in European single equity derivatives and ensures continued competition in European interest rate and equity index derivatives.

With respect to European single equity derivatives, the notifying parties have proposed to divest the portions of their respective businesses in which they overlap. NYSE Euronext would divest its pan-European single equity derivatives business, including Bclear, except the options businesses in its home markets, where Deutsche Börse would divest its respective business. This remedy addresses DG Competition’s stated concerns in the area of single equity derivatives.

With respect to European interest rate and equity index derivatives, Deutsche Börse and NYSE Euronext propose to grant unprecedented third-party access to Eurex Clearing for derivatives product innovations taking advantage of the merged entities clearing services. The clearing services would be provided on a fair, reasonable and non-discriminatory basis and include cross margining.

Deutsche Börse and NYSE Euronext continue to believe that the transaction will have no detrimental effect on competition, but rather will enhance it by delivering a regulated, stable and transparent European counterweight to established market centers in America and Asia and delivering significant efficiencies to users of our markets.

In accordance with the EU Merger Regulation, the timing of yesterday’s submission will automatically extend DG Competition’s review period by 15 working days. Under the revised timetable, DG Competition is now set to complete its review by January 23, 2012, and the parties would anticipate closing shortly thereafter in early 2012. The Parties look forward to continuing to work with the Commission to successfully complete the transaction.

Media Contacts:

Deutsche Börse

Rüdiger Assion, +49.69.211.15004

Frank Herkenhoff, +49.69.211.13480

NYSE Euronext

Robert Rendine, +1.212.656.2180

Rich Adamonis, +1.212.656.2140

Caroline Nico, + 33 1 49 27 10 74

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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